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                                                                 EXHIBIT (a)(11)


FOR IMMEDIATE RELEASE
---------------------

January 25, 1999

Contact:

Ira B. Morgenstern
Holmes Products Corp.
Senior Vice President - Finance
508/634-8050


                      HOLMES PRODUCTS CORP. EXTENDS TENDER
                      OFFER FOR SHARES OF THE RIVAL COMPANY
                      -------------------------------------

     Milford, Massachusetts - January 25, 1999 - Holmes Products Corp. ("Holmes") announced today that it has extended the expiration date of the tender offer to purchase all outstanding shares of Common Stock of The Rival Company (NASD: RIVL) ("Rival") at $13.75 per share, commenced on December 23, 1998 through its wholly-owned subsidiary, Moriarty Acquisition Corp.

     As extended, the offer and withdrawal rights will now expire at 5:30 P.M., New York City time, on Wednesday, February 3, 1999, unless the offer is further extended. As of the close of business on January 25, 1999, 9,120,839 shares of Rival's Common Stock (constituting approximately 98.1% of the Common Stock then outstanding) had been tendered pursuant to the offer.

     Holmes has extended the offer to provide additional time to complete the details of the financing transactions which will fund the acquisition of Rival, and to coincide with the planned closing of such transactions.

     As previously announced, the tender offer is being made pursuant to the terms of a Merger Agreement among Holmes, Moriarty Acquisition Corp. and Rival. In the merger to occur following consummation of the tender offer, each share of Rival Common Stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $13.75 in cash.

     Holmes is a leading developer, manufacturer and marketer of quality branded home comfort products, including fans, heaters, humidifiers and air purifiers. In addition, Holmes markets and distributes a variety of decorative and home office lighting products, as well as various replacement filters and accessories for its products.


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     Rival is a leading designer, manufacturer and marketer of a variety of products including small kitchen and personal care appliances such as Crock-Pot(R) slow cookers, can openers and massagers; products for the home environment including space heaters, air purifiers, showerheads, utility pumps, humidifiers and fans; and building supply and industrial products such as household ventilation, door chimes, ceiling fans and industrial fans.

     Some of the statements in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful and timely completion of this transaction, the effective integration of Rival into Holmes and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Holmes and Rival with the Securities and Exchange Commission, including their most recently filed Form 10-K, Form 10-Q and Form 8-K reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.



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